UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Leaf Group Ltd.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52177G102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,282,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,282,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,282,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,282,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,282,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,282,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,282,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,282,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,282,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,282,045
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,282,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,282,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

Michael J. McConnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 52177G102

1	NAME OF REPORTING PERSON

John Mutch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 52177G102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	Effective February 16, 2021, VIEX Opportunities Fund, LP – Series Two, a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership (“VIEX Opportunities”), is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon filing of this Amendment No. 2 to the Schedule 13D. The Reporting Persons noted below will remaining Reporting Persons and will file as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

This statement is filed:

(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities, with respect to the Shares directly and beneficially owned by it

(ii)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;

(iii)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of Series One;

(iv)	Eric Singer, as managing member of each of VIEX GP and VIEX Capital and as a nominee for the Board of Directors of the Issuer (the “Board”);

(v)	Michael J. McConnell, as a nominee for the Board; and

(vi)	John Mutch, as a nominee for the Board

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons have formed a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with certain other persons as further described in Item 4, which description is incorporated herein by reference. The Reporting Persons are also party to that certain Group Agreement and Joinder Agreement each as defined and further described in Item 6.

(b)                The address of the principal office of each of Series One, VIEX GP, VIEX Capital and Eric Singer is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, Florida 33160. The principal business address of Mr. McConnell is 2031 Tondolea Lane, La Canada, California 91011. The principal business address of Mr. Mutch is 2735 W. Pebble Rd. #313, Las Vegas, Nevada 89123.

(c)                The principal business of Series One is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VIEX Capital is serving as the investment manager to Series One. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP and VIEX Capital. The principal occupation of Mr. McConnell is serving as a private investor. The principal occupation of Mr. Mutch is serving as managing partner of MV Advisors LLC.

CUSIP No. 52177G102

(d)                No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Each of Series One, VIEX GP, and VIEX Capital is organized under the laws of the State of Delaware. Messrs. McConnell, Mutch and Singer are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,282,045 Shares beneficially owned by Series One is approximately $10,129,352, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 12, 2021, the Reporting Persons formed a “group,” within the meaning of Section 13(d)(3) of the Exchange Act with (i) Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP and John H. Lewis (collectively, “Osmium”) and (ii) Oak Investment Partners XI, Limited Partnership, Oak Associates XI, LLC, Oak Investment Partners XII, Limited Partnership, Oak Associates XII, LLC, Oak Management Corporation, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and Grace A. Ames (collectively, “Oak” and, together with the Reporting Persons and Osmium, the “Stockholder Group”), for the purpose of working together to enhance stockholder value at the Issuer, including to solicit proxies for the election of the persons to be nominated by the Stockholder Group to the Board at the 2021 annual meeting of stockholders of the Company (the “2021 Annual Meeting”). The Stockholder Group collectively owns 8,908,557 Shares, including 375,000 Shares underlying certain call options, constituting approximately 25.1% of the Issuer’s outstanding Shares. All securities reported herein as beneficially owned by the Reporting Persons exclude securities owned by the other members of the Stockholder Group, and the Reporting Persons expressly disclaim beneficial ownership of the securities owned by such other members. Osmium and Oak intend on filing separate Schedule 13Ds to report their beneficial ownership of the Issuer’s Common Stock.

On February 17, 2021, Series One and Osmium Capital, LP, on behalf of the Stockholder Group, delivered a letter to the Issuer nominating three highly-qualified candidates, Michael McConnell, John Mutch and Eric Singer (collectively, the “Nominees”), for election to the Board at the 2021 Annual Meeting. Biographical information for each of the Nominees is set forth below. In the letter, Series One and Osmium Capital, LP also submitted a non-binding proposal for consideration by stockholders at the 2021 Annual Meeting seeking stockholder approval of a request for the Board to take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis commencing at the 2022 annual meeting of stockholders.

CUSIP No. 52177G102

The Stockholder Group is not looking to engage in a no holds barred proxy contest and does NOT think it is necessary to wage a messy back in forth series of letters. The Stockholder Group believes the Issuer is massively undervalued despite reporting strong financial results. Recently, the Issuer disclosed 125% year over year growth in gross transaction value in January 2021 from its online marketplaces which constitutes approximately 75% of its revenue. Despite these results, the Issuer has for years traded at a discount to its publicly traded peer group and the Nasdaq Composite. Currently, the Issuer is valued at under 0.8x enterprise value/sell side current year sales, while its publicly-traded digital marketplace peers1 are valued at 12x sales and its publicly-traded digital media peers2 are valued at 4.5x sales. Further, since the Issuer’s CEO, Sean Moriarty, joined the Issuer in 2014, the Issuer’s share price has declined by approximately -20% compared to an increase of approximately +236% in the Nasdaq Composite, resulting in approximately -256% underperformance.

The Stockholder Group believes the Board should be refreshed with new, independent directors who possess the right skillset to bridge this valuation gap. The Nominees will endeavor to work constructively with the Board to clarify, simplify, and focus the Issuer’s business strategy, implement a disciplined capital allocation program, and establish a pay for performance standard based on both top and bottom line results. The Nominees will also push to keep fellow stockholders better informed and focused on metrics, such as return on capital, to benchmark the Issuer’s operating results to its industry peers and hold management accountable for their results.

The Stockholder Group believes the Nominees will be a strong and constructive force in the boardroom. The Nominees are enormously experienced in evaluating a broad range of options and optimizing the best path forward to maximize stockholder value. The Nominees are:

Michael J. McConnell, age 54, currently serves as a private investor. Mr. McConnell served as the Managing Director of Shamrock Capital Advisors, a private investment company managing private equity/hedge funds for the Disney family, from 1994 to 2007. Additionally, he served as Interim Executive Chairman and Chief Executive Officer of Spark Networks SE (“Spark”) (NYSE: LOV), a leader in affinity-based online subscription dating networks, from August 2014 through December 2014. Prior to Spark, he served as the Executive Chairman at Redflex Holdings Ltd. (ASX: RDF), a provider of intelligent transport system solutions and services, from February 2013 to February 2014 and a non-executive director from August 2011 to November 2014. Mr. McConnell also served as the Chief Executive Officer of Collectors Universe, Inc. (NASDAQ: CLCT), a provider of third-party authentication and grading of high value collectibles, from March 2009 to October 2012. Currently, Mr. McConnell serves on the board of directors of Vonage Holdings Corp. (NASDAQ: VG), a cloud communications provider, since March 2019 and Adacel Technologies Limited (ASX: ADA), an Australian based global software technology and systems integrator, since May 2017 and as its Chairman since April 2019. Previously, Mr. McConnell served on the board of directors of SPS Commerce, Inc. (NASDAQ: SPSC), a provider of cloud-based supply chain management services, from March 2018 to May 2019, Guidance Software, Inc. (formerly NASDAQ: GUID), a global provider of forensic security solutions, from April 2016 until the company was sold in November 2017 and Spark from July 2014 until the company was sold in November 2017. Mr. McConnell also serves on the board of privately held Jacob Stern & Sons, Inc., an importer, exporter, processor and distributor of specialty agricultural products, since July 2019. He is also a member of the Board of Governors of Opportunity International, global microfinance and a member of the City of La Canada Finance and Investment Advisory committee. Mr. McConnell received a B.A. in Economics from Harvard University and an M.B.A from the Darden School (Shermet Scholar) of the University of Virginia.

___________________________

1 Digital marketplace peers include: Etsy, Redbubble, FarFetch

2 Digital media peers include: Future, J2 Global

CUSIP No. 52177G102

John Mutch, age 64, has served as managing partner of MV Advisors LLC (“MV Advisors”), a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies, since founding the firm in December 2005. From December 2008 to January 2014, Mr. Mutch served as President, CEO and Chairman of the Board of Directors of BeyondTrust Software, a privately-held security software company. Prior to founding MV Advisors, in March 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the board of directors of Peregrine Systems, Inc. (formerly NSADAQ: PRGN) (“Peregrine Systems”), a provider of enterprise asset and service management solutions, where he assisted the company in a bankruptcy work-out proceeding and was named President and Chief Executive Officer in July 2003. Prior to running Peregrine Systems, Mr. Mutch served as President, Chief Executive Officer and as a member of the board of directors of HNC Software, Inc. (formerly NASDAQ: HNCS), an enterprise analytics software provider. Earlier in his career, Mr. Mutch spent seven years at Microsoft Corporation (NASDAQ: MSFT), a multinational technology company, in a variety of executive sales and marketing positions. Mr. Mutch has served as Chairman of the board of directors of Aviat Networks, Inc. (NASDAQ: AVNW), a global provider of microwave networking solutions, since February 2015, and has served on the board of directors since January 2015, and has served on the board of directors of Agilysys, Inc. (NASDAQ: AGYS), a provider of information technology solutions, since March 2009. Previously, Mr. Mutch served on the board of directors of Maxwell Technologies, Inc. (formerly NASDAQ: MXWL), a manufacturer of energy storage and power delivery solutions for automotive, heavy transportation, renewable energy, backup power, wireless communications and industrial and consumer electronics applications, from April 2017 to May 2019, YuMe, Inc. (formerly NYSE: YUME), a provider of digital video brand advertising solutions, from July 2017 to February 2018, at which time the company was acquired by RhythmOne plc (formerly LON: RTHM), a technology-enabled digital media company, and Mr. Mutch continued serving as a director on the RhythmOne plc board of directors until January 2019, and Steel Excel Inc. (formerly OTCPK: SXCL), a provider of drilling and production services to the oil and gas industry and a provider of event-based sports services and other health-related services, from 2007 to May 2016. In addition, Mr. Mutch previously served on the boards of directors of Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a leader in core systems software products, services and embedded technologies, Edgar Online, Inc. (formerly NASDAQ: EDGR), a provider of financial data, analytics and disclosure management solutions, Aspyra, Inc. (OTCMKTS: APYI, formerly AMEX: APY), a provider of clinical and diagnostic information systems for the healthcare industry, Overland Storage, Inc. (formerly NASDAQ: OVRL), a provider of unified data management and data protection solutions, and Brio Software, Inc. (formerly NASDAQ: BRYO), a provider of business intelligence software. Mr. Mutch received a Bachelor of Science degree from Cornell University and a Masters of Business Administration from the University of Chicago.

Eric Singer, age 47, has served as the managing member of VIEX Capital and VIEX GP, the investment manager and general partner, respectively, of certain affiliated funds whose principal business is investing in securities, including Series One, since May 2014. From March 2012 until September 2014, Mr. Singer served as co-managing member of Potomac Capital Management III, L.L.C., the general partner of Potomac Capital Partners III, L.P. (“PCP III”), and Potomac Capital Management II, L.L.C., the general partner of Potomac Capital Partners II, L.P. (“PCP II”) and served as an advisor to Potomac Capital Management, L.L.C. and its related entities from May 2009 until September 2014. The principal business of PCP III and PCP II is investing in securities. Since July 2019, Mr. Singer has served as a director of A10 Networks (NYSE: ATEN), an application controller and firewall cloud security company, and has served as Lead Independent Director since September 2020. Since March 2020, Mr. Singer has served as a director of Immersion Corporation (NASDAQ: IMMR), a premier licensing company focused on the creation, design, development, and licensing of innovative haptic technologies, and has served as Executive Chairman since August 2020. Previously, Mr. Singer served as a director of Quantum Corporation (NASDAQ: QMCO), a data lifecycle solutions provider from November 2017 to November 2019. Mr. Singer also served as chairman of the board of directors of RhythmOne plc (formerly LON: RTHM), a technology-enabled digital media company, from February 2018 (after its acquisition of YuMe, Inc. (formerly NYSE: YUME), a provider of brand video advertising software and audience data) until the sale of RhythmOne plc in April 2019. Mr. Singer was a director of YuMe, Inc. from June 2016 to February 2018, and served as chairman of its board beginning in November 2016. Mr. Singer served on the board of Support.com (NASDAQ: SPRT), a leading provider of tech support and turnkey support center services, from June 2016 to March 2019. Mr. Singer previously served as a director of Numerex Corp. (formerly NASDAQ: NMRX), a provider of managed machine-to-machine (M2M) enterprise solutions enabling the lnternet of Things (IoT), from March 2016 until its sale in December 2017, TigerLogic Corporation (formerly NASDAQ: TIGR), a global provider in engagement solutions, from January 2015 until December 2016, IEC Electronics, an electronic manufacturing services provider to advanced technology companies, from February 2015 to August 2017, Meru Networks, Inc. (formerly NASDAQ: MERU), a Wi-Fi network solutions company, from January 2014 until January 2015, PLX Technology, Inc. (formerly NASDAQ: PLXT), a semiconductor company, from December 2013 until its sale in August 2014, Sigma Designs, Inc. (formerly NASDAQ: SIGM), a semiconductor company, from August 2012 until December 2013, including as its Chairman of the board of directors from January 2013 until December 2013, and Zilog Corporation (formerly NASDAQ: ZILG), a microcontroller company, from August 2008 until its sale in February 2010.

CUSIP No. 52177G102

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 35,606,814 Shares outstanding, which is based on the sum of (i) 27,390,064 Shares outstanding as of October 26, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 29, 2020, plus (ii) 8,216,750 Shares issued on December 14, 2020, as set forth in a press release published by the Issuer on December 14, 2020.

A.	Series One

(a)	As of the date hereof, Series One beneficially owned 2,282,045 Shares.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,282,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,282,045

(c)	The transactions in the Shares by Series One since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 2,282,045 Shares owned by Series One.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,282,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,282,045

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the Shares on behalf of Series Two since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

CUSIP No. 52177G102

C.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One, may be deemed the beneficial owner of the 2,282,045 Shares owned by Series One.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,282,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,282,045

(c)	VIEX Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the Shares on behalf of Series Two since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

D.	Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the 2,282,045 Shares owned by Series One.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,282,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,282,045

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transaction in the Shares on behalf of Series Two since the filing of Amendment No. 1 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

E.	Michael J. McConnell

(a)	As of the date hereof, Mr. McConnell does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McConnell has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 52177G102

F.	John Mutch

(a)	As of the date hereof, Mr. Mutch does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mutch has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As discussed in Item 4 above, on February 12, 2021, the Stockholder Group entered into a Group Agreement (the “Group Agreement”) pursuant to which, among other things, the parties agreed (a) to form a group for the purpose of working together to enhance stockholder value at the Company, including seeking representation on the Board at the Annual Meeting and taking all other action necessary to achieve the foregoing and (b) to split equally all expenses incurred in connection with the Group’s activities. The members of such group acknowledge that the expenses related to the solicitation of proxies from stockholders of the Issuer at the Annual Meeting are expenses covered by the Group Agreement. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 16, 2021, Messrs. McConnell and Mutch entered into a Joinder Agreement with the Stockholder Group (the “Joinder Agreement”), pursuant to which Messrs. McConnell and Mutch agreed to be bound by the terms of the Group Agreement. In addition, Messrs. McConnell and Mutch agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior consent of the Stockholder Group, and not undertake any expenses in connection with the solicitation or communicate on behalf of the Group with regards to the Issuer without the prior written consent of the Stockholder Group. The Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to a letter agreement (each, an “Indemnification Agreement”) with each of Messrs. McConnell and Mutch, members of the Stockholder Group have agreed to indemnify Messrs. McConnell and Mutch against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the 2021 Annual Meeting and any related transactions. A form of Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP No. 52177G102

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Group Agreement

99.2	Joinder Agreement

99.3	Indemnification Agreement (Form of)

99.4	Power of Attorney

CUSIP No. 52177G102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer Individually and as attorney-in-fact for Michael J. McConnell and John Mutch

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series TWO

Sale of Common Stock	(70,000)	5.6400	01/25/2021